Exhibit T3A-12

State of Delaware Secretary of State Division of Corporations Delivered 04:01 PM 10/04/2016 FILED 04:01 PM 10/04/2016 SR 20166064066 - File Number 6172544

STATE of DELAWARE

LIMITED LIABILITY COMPANY

CERTIFICATE of FORMATION

First: The name of the limited liability company is Columbia Care DE Management, LLC

Second: The address of its registered office in the State of Delaware is 8 7 4 Walker Road, Suite C in the City of Dover Zip code 19904. The name of its Registered agent at such address is United Corporate Services, Inc.

Third: (Use this paragraph only if the company is to have a specific effective date of dissolution: “The latest date on which the limited liability company is to dissolve is      .”)

Fourth: (Insert any other matters the members determine to include herein.)

In Witness Whereof, the undersigned have executed this Certificate of Formation this 3rd day of October, 2016.

By:	/s/ Robert K. Mayerson
Authorized Person (s)
Name:	Robert K. Mayerson